UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reimagines excellence with the all-new Phenom 100EX

•       The Phenom 100EX will debut at the 2023 NBAA Business Aviation Convention & Exhibition (NBAA-BACE) from October 17 to 19 in Las Vegas, Nevada

•       New features include enhanced cabin comfort and new pilot-centric avionics features to deliver the ultimate flying experience for those in the cockpit and cabin

Melbourne, Florida, October 9, 2023 – Embraer today unveiled the Phenom 100EX business jet, the company’s latest evolution from the Phenom 100 series, which has served its loyal customers since 2008 with over 400 aircraft in operation. Adopted and trusted by owner-pilots, private companies, and flight academies, such as RAF, Emirates, Etihad, and the Finnish Aviation Academy, the Phenom 100 series is the most trusted entry-level platform in the industry. Now, the new Phenom 100EX delivers superior cabin comfort, operational versatility and safety enhanced pilot-centric avionics to offer the ultimate flying experience.

The Phenom 100EX is the result of continuous improvements over the years based on customer feedback. The aircraft incorporates Embraer’s Design DNA, which influenced the combining of cabin controls into sleek upper tech panels, as well as the seat design, increased use of more sustainable materials and flush-to-the-wall tables that maximizes workspace. The aircraft also includes interior enhancements, such as a baseline side-facing fifth seat and belted lavatory for additional passenger capacity. These detailed attributes throughout the cabin speak to the company's commitment to delivering enhanced comfort, unparalleled in-flight experiences and even more productivity capabilities, while increasing the ease of maintainability. These new interior features complement the product’s best-in-class OvalLite™ cross-section, which provides further head- and legroom, as well as the most complete airstair and roomiest baggage compartment.

Leading the way in avionics and safety innovation, the Phenom 100EX is the first in its class to feature a Runway Overrun Awareness and Alerting System (ROAAS), which acts during one of the most critical moments of flight to build a clear picture of the anticipated landing conditions.

"We are proud to announce the Phenom 100EX—an aircraft designed to experience excellence with superior comfort and disruptive technology that enhances safety,” said Michael Amalfitano, President and CEO of Embraer Executive Jets. "This product reimagines the entry-level flight experience, offering enhanced comfort, empowering pilots, and enriching journeys to deliver more value to our customers.”

The cockpit is equally considerate with further pilot legroom provided by extended seat tracking and an open-concept cockpit for easier communication within the cabin. In addition to the reimagined cabin, the aircraft boasts enhanced pilot-centric avionics as part of the Prodigy Touch, based on the renowned Garmin 3000.

Other avionics improvements include FlightStream 510, automatic 3D volumetric scanning with lightning and hail prediction, stabilized approach, predictive windshear, and more.

Benefiting from the family’s reputation for high utilization and low maintenance costs, the entry-level jet is also one of the greenest dual-engine jets on the market, culminating in a versatile aircraft built to offer the highest level of operational flexibility. The Phenom 100EX is triple-certified by ANAC, FAA and EASA and is currently sold out in 2024 with the next available date for delivery in 2025. For more information on the Phenom 100EX, please find our brochure here:

https://embraer.bynder.com/m/19d07a7292c6dd2/original/91-Phenom100EX_Mini_brochure.pdf

Link to images:

https://eej.imagerelay.com/sb/5f39d186-3f06-4d91-8ca0-68ce6cc3898b/phenom-100ex-pr

Follow us on Twitter: @Embraer

About the Phenom 100EX

The Phenom 100EX is an entry-level jet that represents the epitome of comfort, operational versatility and single-pilot-friendly technology. The aircraft features impressive ramp appeal with the most complete airstair in its class, largest entrance door, and the roomiest and most accessible baggage compartment. Onboard, craftsmanship meets innovation in a cabin space where comfort is paramount with the tallest and widest cross section in its class combined with abundant natural light through extra-large windows. The best-in-class, high-tech interior features ergonomic seating, upper tech panels and luxurious Embraer Design DNA interiors.

The cockpit is equally considerate with further pilot legroom provided by extended seat tracking, an open-concept cockpit for easier communication with the cabin, and enhanced safety as the first in its class to offer Runway Overrun Awareness and Alerting System (ROAAS). Additional avionics improvements, as part of the Prodigy Touch, based on the Garmin 3000, include FlightStream 510, stabilized approach, predictive windshear, automatic 3D volumetric scanning with lightning and hail prediction, and more.

The aircraft is capable of flying at 41,000 feet (12,497 meters) and is powered by two Pratt & Whitney Canada PW617F1-E engines with 1,730 pounds of thrust each. In addition to a high-speed cruise of 406 knots and a four-occupant range of 1,178 nautical miles (2,182 km) with NBAA IFR reserves, the Phenom 100EX jet is capable of speeds up to Mach 0.70. Benefiting from the family’s reputation for high utilization and low maintenance costs, the entry-level jet is also one of the greenest dual-engine jets on the market, culminating in a versatile aircraft built to offer the highest level of operational flexibility.

About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology—all the while incorporating sustainable and socially responsible practices. As a global company with more than 54 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, technology and comfort. Its portfolio consists of the Phenom 100EX, which offers unmatched cabin comfort, the highest levels of operational versatility and enhanced pilot-centric avionics; the Phenom 300E, which is the best-selling light jet for the past 11 consecutive years, and most flown business jet; and the Praetor 500 and the Praetor 600, the most disruptive and technologically advanced midsize and super-midsize business jets, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations